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-----------------   (212) 839 5300       DALLAS     LOS ANGELES  TOKYO
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                                         FOUNDED 1866




                                March 20, 2006




VIA FACSIMILE AND OVERNIGHT COURIER
-----------------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Mr. Daniel H. Morris and Ms. Susan C. Block


           Re: Merrill Lynch Mortgage Investors, Inc. Amendment No. 1 to Registration Statement on Form S-3 Registration Statement Number 333-130408 Filed on February 17, 2006 (the "Registration Statement")
                ----------------------------------------------------

Ladies and Gentlemen:

     On behalf of Merrill Lynch Mortgage Investors, Inc. (the "Company"), we thank you for your letter of March 16, 2006 (the "Comment Letter").

     In response to the Comment Letter, we have further revised the base prospectus and the prospectus supplement and have also included in this letter responses to comments you provided. We have enclosed revised copies of the base prospectus and the prospectus supplement, in clean form and marked against the versions previously provided to you. Unless indicated otherwise, references to page numbers of the base prospectus and the prospectus supplement are to the blacklined versions of those documents.

     In making this submission on behalf of the Company, it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

     Below are our responses to each of the comments that were included in the Comment Letter.

General
-------

COMMENT:
-------

     1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.



        SIDLEY AUSTIN LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 2  NEW YORK
SIDLEY


RESPONSE:

     We confirm, on behalf of the Company, that the Company's counsel will file unqualified legal and tax opinions at the time of each takedown.


Prospectus Supplement
---------------------

Summary of Prospectus, page S-10
--------------------------------

COMMENT:
-------

     2. We note your response to prior comment 9. Please revise the prospectus summary throughout to refer to "the issuing entity" rather than "the trust" or "the trust fund".

RESPONSE:

     We have revised the summary of the prospectus supplement to refer to "the issuing entity" rather than "the trust" or "the trust fund",

COMMENT:
-------

     3. We note your response to our prior comment 13. Please provide bracketed language regarding the prefunding period in the summary. Refer to
Item 1103(a)(5) of Regulation AB. Please also provide disclosure here, or elsewhere, to indicate that the duration of the prefunding period does not extend beyond one year from the date of issuance and that the amount of proceeds for the prefunding account is not greater than 50% of the offering proceeds. Refer to Item 1101(c)(3)(ii) of Regulation AB.

RESPONSE:

     We hereby confirm, on behalf of the Company, that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that the amount of proceeds for the prefunding account will not be greater than 50% of the offering proceeds. We have added disclosure to this effect. See pages S-47 and S-87 of the prospectus supplement and pages 14 and 81 of the base prospectus.

Other Mortgage Loan Sellers, page S-15
--------------------------------------

COMMENT:
-------

     4. Please advise us on a supplemental basis where these sellers would get the loans. Will the sellers be different than the originators to be listed below?

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 3  NEW YORK
SIDLEY


RESPONSE:

     Based on prior experience, the sellers usually are the originators of the mortgage loans that they will contribute to any particular securitization. However, sellers may acquire the mortgage loans that they are to contribute from either affiliates that also originate multifamily and/or commercial mortgage loans or from unaffiliated third parties. Accordingly, it is possible that an originator that is required to be identified under Regulation AB by virtue of the total balance of securitized mortgage loans that it originated, will not be a seller.

Significant Obligors, page S-125
--------------------------------

COMMENT:
-------

     5. Confirm that you will provide financial information if an obligor represents 10% or more of the pool assets. Refer to Item 1112(b) of Regulation AB.

RESPONSE:

     We hereby confirm, on behalf of the Company, that if an obligor represents 10% or more of the pool assets, the related prospectus supplement will include or, if permitted under applicable law, incorporate by reference the financial information contemplated by Item 1112(b) of Regulation AB.

Realization Upon Defaulted Mortgage Loans, page S-148
-----------------------------------------------------

COMMENT:
-------

     6. We note your response to prior comment 44. Please explain whether the payment by certain specified parties and their assigns to the issuing entity in conjunction with the exercise of a fair value call option is consistent with the requirement in Rule 3a-7(a)(1) under the Investment Company Act of 1940 that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

     Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19,
1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 4  NEW YORK
SIDLEY


that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation
(1992) at p. 72.

RESPONSE:

     We believe the fair value call option to which you refer is consistent with the requirement that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Rule 3a-7 under the Investment Company Act of 1940 (the "Investment Company Act") contemplates in subsection (a)(3) thereof that the issuing entity may dispose of eligible assets subject to the satisfaction of the conditions therein set forth. Accordingly, the ability to sell assets does not automatically prevent the issuing entity from availing itself of Rule 3a-7. In addition, based on prior experience, it is not expected that the proceeds derived from the sale of pool assets pursuant to a fair value call option will represent a significant portion of the total amount available to make payments on the related asset-backed securities. The fair value call option is triggered based on default criteria. Neither the Company's prior securitizations, nor those of Merrill Lynch Mortgage Lending, Inc. (which is expected to be one of the sponsors), involving similar type assets have on whole experienced any significant defaults. Furthermore, the Company does not believe that the fair value call option will be exercised as to most pool assets experiencing defaults. Accordingly, collections on the pool assets are expected to represent the primary source of payments for the subject asset-backed securities. Also, the fair value purchase price for any defaulted pool asset will be based on, among other things, expected recoveries thereon; and, in that regard, are very similar to foreclosure proceeds.

     In addition, the Company can also rely, in most cases, on the exemption provided under Section 3(c)(5)(C) of the Investment Company Act with respect to its CMBS transactions. In most cases, greater than 55% (and, in many cases, 100%) of the pool assets will consist of "mortgages and other liens on and interests in real estate," typically in the form of whole mortgage loans secured by fee interests, leasehold interests, or other interests fully secured by mortgages solely on real estate, and the remainder will consist primarily of real estate-type interests, such as securities backed by mortgage loans. The Company has not historically included any miscellaneous investments in its CMBS trusts.

     In the event the asset composition of any CMBS trust formed by the Company does not meet the requirements for an exemption under Section 3(c)(5)(C) of the Investment Company Act, because the securities backed by mortgage loans represent more than 45% of the pool assets, then the Company will rely on the exemption provided under Rule 3a-7 of the Investment Company Act. The fair value call option has traditionally not been applied to pool assets consisting of mortgage-backed securities.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 5  NEW YORK
SIDLEY


Base Prospectus
---------------

General
-------

COMMENT:
-------

     7. We note your response to prior comment 30. The last sentence of the first paragraph of your response does not appear to be consistent with the second paragraph. Please revise the prospectus to discuss the method and criteria by which the pool assets are to be selected for the asset pool. Refer to Item 1111(a)(4) of Regulation AB.

RESPONSE:

     There is no formal method or established criteria by which pool assets are selected for inclusion in any particular asset securitization. However, from time to time, one or more pool assets may be held out of a particular asset securitization for the reasons set forth below.

     Merrill Lynch Mortgage Lending, Inc. ("MLML"), which is expected to be one of the sponsors, and its affiliates generally originate mortgage loans in accordance with the underwriting criteria described under the heading "The Sponsor" in the base prospectus. When any such mortgage loan is originated, MLML or one of its affiliates will generally determine whether the subject mortgage loan is to be targeted for securitization. Mortgage loans targeted for securitization are usually securitized as soon as possible after origination. Accordingly, all mortgage loans held by MLML pending securitization would be expected to be securitized as soon thereafter as possible.

     Notwithstanding the foregoing, the Company or MLML could decide not to include one or more pool assets in a particular asset securitization for business reasons. For example, MLML or one of its affiliates could hold a mortgage loan out of securitizations until the related mortgaged property "stabilizes" (such as following significant renovations, a lease-up period or a free rent period for a significant portion of the tenants). A mortgage loan may not be included in a securitization because it would have adverse effects on the diversity of the subject asset pool (including by reason of its size, the related property type or the related geographic property location), which in turn could make the related asset-backed securities less appealing to investors or adversely affect rating levels. Also, MLML or an affiliate could remove a prospective pool asset from the potential asset pool in response to investor feedback. Likewise, we could request another sponsor or mortgage loan seller that is contributing mortgage loans to one of our securitizations not to include one or more of those mortgage loans for reasons similar to those above or because of material inconsistencies with MLML's underwriting standards.

     The base prospectus has been revised to reflect the foregoing. See pages 78 and 79 of the base prospectus.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 6  NEW YORK
SIDLEY


The Governing Documents, page 9
-------------------------------

COMMENT:
-------

     8. We note your response to prior comment 32. Please revise the prospectus so that the meaning of your disclosure, as supplementally explained to us, is clear to investors.

RESPONSE:

     We have revised the base prospectus in response to your comment. See page 9 of the base prospectus.


Characteristics of the Mortgage Assets, page 10
-----------------------------------------------

COMMENT:
-------

     9. We note your response to prior comment 33. Please revise the prospectus throughout to clarify the meaning of the phrases "related mortgage assets" and "other trust assets".

RESPONSE:

     We have revised the base prospectus in response to your comment. See, for example, pages 7, 8 and 10 of the base prospectus.


Payments of the Certificates, page 114
--------------------------------------

COMMENT:
-------

     10. We note your response to prior comment 42. Please confirm that you will also discuss the triggers themselves, and not refer generally, without further explanation, to "default-related or other unanticipated expenses."

RESPONSE:

     We confirm, on behalf of the Company, that each prospectus supplement will discuss the triggers themselves, and not refer generally, without further explanation, to "default-related or other unanticipated expenses."

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                     MARCH 20, 2006
-----------------                                             PAGE 7  NEW YORK
SIDLEY


Payments of Interest, page 115
------------------------------

COMMENT:
-------

     11. We note your response to prior comment 43. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g., a commodities or stock index.

RESPONSE:

     We confirm, on behalf of the Company, that the Company will not use an "index" which is not an index of interest rates for debt, such as a commodities or stock index.

Use of Proceeds, page 118
-------------------------

COMMENT:
-------

     12. We note the first sentence in this section. Please disclose any possible uses of proceeds other than the purchase of trust assets or the payment of expenses related to the trust in the prospectus supplement.

RESPONSE:

     We have revised the base prospectus in response to your comment. See page 188 of the base prospectus.

                                 *     *     *

     Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-5869.


                                    Sincerely,


                                    /s/ Bola O. Oloko
                                    Bola O. Oloko, Esq.

Enclosures

cc (w/o encls.):  Michael McGovern, Esq.
                  Robert Denicola, Esq.
                  David Rodgers
                  William J. Cullen, Esq.